Exhibit 12.1

Universal Health Services, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	12 months ended December 31
	2010	2009	2008	2007	2006
Earnings
Income from continuing operations before income taxes	$428,097	$474,722	$357,012	$318,628	$289,937
Fixed charges	110,869	80,667	84,377	83,455	58,346
Amortization of capitalized interest	2,118	1,460	1,417	885	885

	541,084	556,849	442,806	402,968	349,168

Fixed Charges
Interest expense	77,600	45,810	53,207	51,626	32,558
Capitalized interest	7,641	11,565	7,899	9,229	3,403
Interest portion of lease/rental expense	25,628	23,292	23,271	22,600	21,203
Amortization of debt issuance costs	0	0	0	0	1,181

	110,869	80,667	84,377	83,455	58,345

Fixed charge coverage ratio	4.9	6.9	5.2	4.8	6.0